85 Enterprise, Suite 410 Aliso Viejo, CA 92656

October 29, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:  CNS Response, Inc.
Registration Statement on Form S-1, Registration No. 333-173934

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CNS Response, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-173934), together with all exhibits thereto, initially filed on May 5, 2011 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Paul Buck, Chief Financial Officer at the above-mentioned address, facsimile number (866) 867 4446, with a copy to Jeffrey A. Baumel, Esq., SNR Denton US LLP, 101 JFK Parkway, Short Hills, NJ 07078-2708 facsimile number (973) 912 7199.

If you have any questions with respect to this matter, please contact Jeffrey A. Baumel of SNR Denton at (973) 912 7189.

Yours truly

/s/ Paul Buck

Paul Buck

Chief Financial Officer

CNS Response, Inc.